UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                           ---------------------------

                                SCHEDULE TO-I/A-5

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              Sonoma Valley Bancorp
                              ---------------------
                       (Name of Subject Company (Issuer))

                              Sonoma Valley Bancorp
                              ---------------------
                        (Name of Filing Person (Issuer))

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   835592 106
                                   ----------
                      (CUSIP Number of Class of Securities)

                                Mel Switzer, Jr.
                      President and Chief Executive Officer
                               202 W. Napa Street
                            Sonoma, California 95476
                                 (707) 935-3200
                                 --------------
                 (Name, address and telephone numbers of persons
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:

                                  Daniel B. Eng
                                 David C. Adams
                              Bartel Eng & Schroder
                         1331 Garden Highway, Suite 300
                          Sacramento, California 95833
                                 (916) 442-0400

                            CALCULATION OF FILING FEE
                  Transaction valuation* Amount of filing fee**
                               $3,500,000 $443.45

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1). This calculation assumes the purchase of 100,000 shares at $35.00 per share.

 **  Previously paid

[ ] Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not applicable
     Form or Registration Number:  Not applicable
     Filing Party:  Not applicable
     Date Filed:  Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

Introductory Statement

This is Amendment No. 5 to the issuer tender offer of Sonoma Valley Bancorp, Inc., a California corporation, (the "Company") to purchase up to 100,000 shares of its common stock, no par value and which is being increased up to 126,208 pursuant to this amendment. The Company offered to purchase these shares at $35.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 6, 2004 as supplement on April 22, 2004 and April 29, 2004 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constituted the "Offer." This Amendment No. 5 to the issuer tender offer on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4.     TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO and amendments thereto are hereby amended and supplemented by adding the following information:

The tender offer expired at 2:00 p.m., Pacific Standard Time, on Friday, May 21, 2004. Based on the final count by the depositary for the tender offer, 126,208


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

shares of common stock were properly tendered and purchased by the Company for $35.00 per share. Due to the self-tender offer being over subscribed, the Board of Directors elected to increase the number of shares accepted for purchase by 26,208 for a total of 126,208 shares. The Company purchased 126,208 shares properly tendered for $35.00 per share. No further extension of the offer is required pursuant to Rule 13e-4(f).

On May 24, 2004, the Company issued a press release announcing the final results of the tender offer. A copy of the press release is attached as Exhibit
(a)(5)(iv) to this Schedule TO/A-5.

ITEM 12. EXHIBITS.

         (a)(1)(i)    Offer to Purchase, dated April 6, 2004.(1)

         (a)(1)(ii)   Letter  of  Transmittal,  together  with   Guidelines  for
                      Certification  of  Taxpayer   Identification   Number   on
                      Substitute Form W-9. (1)

         (a)(1)(iii) Letter to Shareholders of Sonoma Valley Bancorp from Mel Switzer, Jr., President and Chief Executive Officer, dated April 6, 2004. (1)

         (a)(1)(iv)   Notice of Guaranteed Delivery. (1)

         (a)(1)(v) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 6, 2004. (1)

         (a)(1)(vi)   Letter to Clients for use by Brokers,  Dealers, Commercial
                      Banks,  Trust  Companies  and  Other  Nominees  to   their
                      Clients, dated April 6, 2004. (1)

         (a)(1)(vii) Supplement Number 1 to the Offer to Purchase, dated April 22, 2004. (2)

         (a)(1)(viii) Supplement Number 2 to the Offer to  Purchase  dated April
                      29, 2004. (3)

         (a)(5)(i)    Press Release dated April 6, 2004. (1)

         (a)(5)(ii) Press Release dated May 5, 2004 announcing supplemental information to the Offer to Purchase. (4)

         (a)(5)(iii) Press Release dated May 12, 2004 announcing supplemental information to the Offer to Purchase. (5)

         (a)(5)(iv) Press Release dated May 24, 2004 announcing termination of tender offer and final results.

         (b)          Not applicable

         (c)          Not applicable

         (d)          Not applicable

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

         (e)          Not applicable

         (f)          Not applicable

         (g)          Not applicable

         (h)          Not applicable

(1) Incorporated by reference from Schedule TO-I filed on April 6, 2004.
(2) Incorporated by reference from Schedule TO-I/A-1 filed on April 22, 2004.
(3) Incorporated by reference from Schedule TO-I/A-2 filed on April 29, 2004.
(4) Incorporated by reference from Schedule TO-I/A-3 filed on May 5, 2004.
(5) Incorporated by reference from Schedule TO-I/A-4 filed on May 12, 2004.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 24, 2004                   SONOMA VALLEY BANCORP



                                        By: /s/ Mel Switzer, Jr.
                                           -------------------------------
                                           Mel Switzer, Jr.,
                                           President and Chief Executive Officer
                                           (Principal Executive Officer)